Newmont Mining Corporation 1700 Lincoln Street Denver, CO 80203 Phone 303-837.5353 Facsimile 303-837-5728 www.newmont.com

October 16, 2006

Ms. Jill S. Davis

Branch Chief

United States

Securities and Exchange Commission

100 F Street NE, Stop 7010

Washington, DC 20549

Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 15, 2005

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 2, 2006

Response Letter Dated October 16, 2006

File No. 1-31240

Dear Ms. Davis:

Please find below the Company’s responses to the Securities and Exchange Commission Staff (the “Staff”) comments that were contained in the Staff’s letter to Mr. Richard T. O’Brien of the Company dated October 13, 2006.

Form 10-K for the Fiscal Year Ended December 31, 2005

1.	We have reviewed your response to prior comment number two, five and six. Please explain the differences between the quantities valued in purchase accounting that are backed out of your exploration track record to the quantities that are valued at the mine-site reporting unit that are not back out. As both sources appear to represent VBPP ascribed to a mine-site reporting unit it is unclear why they would be treated differently in your determination of track record.

The Staff is supplementally advised that all VBPP and all proven and probable reserves are included in the mine site reporting unit value whether or not originally valued in purchase accounting. The Company backs out the VBPP which is acquired from the Exploration track record because that value was ascribed during acquisition based upon estimates that existed at that point in time. Other additions or subtractions which happen to VBPP after acquisition are directly the result of exploration activity which changes the Company’s estimate. These changes are indicative of value from exploration and are part of the track record of the Exploration Segment.

2.	We have reviewed your response to prior comment number two and six. It is our understanding that:

•	VBPP is attributed to the mine-site reporting unit’s fair value.

•	The exploration unit is responsible for advancing all VBPP to proven and probable reserves.

•	The history of advancing VBPP to proven and probable reserves is used to determine a track record.

•	We note in your example provided in the response prior to comment two that you ascribe a value to VBPP as of 12/31/00 which is less than the amount ascribed to it at the time it is advanced to proven and probable reserves.

Please explain why VBPP quantities that were identified and used to determine the fair value of a mine-based reporting unit are also included in the exploration track record in a subsequent period when they are advanced to proven and probable reserves.

The Staff is supplementally advised that:

1)	VBPP, to the extent that a market participant would ascribe value, is attributed to the mine-site reporting unit’s fair value. The VBPP is defined and valued for purposes of determining mine-site reporting unit fair value consistent with the methodology described in the Company’s March 3, 2003 letter to Mr. Jackson Day.

2)	The Exploration Segment is responsible for the discovery of mineralization, including VBPP, and the migration of such mineralization through to the reporting of proven and probable reserves.

3)	The history of proven and probable reserves additions is used as a proxy for fair value additions, which by definition, includes the net change in the total value of proven and probable reserves and VBPP, to determine a track record. However, it is not practical to measure the change in fair value of every mine-site reporting unit and exploration property each year to determine the change in fair value generated from exploration. Instead, the Company uses additions to proven and probable reserves because they are defined in SEC Industry Guide 7, are more certain than VBPP, and ultimately VBPP must be converted to reserves in order to generate economic value through production.

4)	Proven and probable reserves have a higher per ounce fair market value than does VBPP as a market participant would ascribe more value due to the higher certainty (SEC Industry Guide 7) of the cash flows.

VBPP quantities that were identified and used to determine the fair value of a mine-based reporting unit are included in the exploration track record in a subsequent period only if they are advanced to proven and probable reserves.

The Company believes that EITF 04-3 specifically defined Value Beyond Proven and Probable Reserves for purposes of recognizing a “Tangible Asset” (see footnote 1 to EITF 04-3) to be limited to value that would be assigned by a market participant. The Company further believes that value exists beyond this definition and that this additional, more nebulous, value is commonly referred to as goodwill. In the Basis for Conclusions to SFAS 141, paragraph B111, states:

“…Goodwill also lacks the capacity singly to produce future net cash inflows, although it can—in combination with other assets—produce cash flows. As a result, the future benefit associated with goodwill generally is more nebulous and may be less certain than the benefit that is associated with most other assets.”

The Company believes that the EITF (in 04-3) intended to distinguish between (i) the tangible value a market participant would apply to known exploration information, and (ii) the intangible value (or goodwill) that is less certain as it depends on future exploration activities. The first component is a value assigned to the mine-site reporting units. The second is a value assigned to the Exploration Segment as managed by the Company. The Company believes, based on its review of the applicable literature, that the source of the intangible value is not restricted by EITF 04-3, EITF 04-4 or SFAS 141.

The Company does not believe that the accounting treatment described above results in double counting for the following reasons:

i.	Historical exploration success is included in the fair value of mine-site reporting units.

ii.	Historical exploration success is only used as an indicator of expected future additions in the valuation of the Exploration Segment.

iii.	The location of future additions (assumed in valuing the Exploration Segment) is unknown, and may be unrelated to any particular mine-site reporting unit.

iv.	The Company uses the higher standard of additions to proven and probable reserves, rather than increases in VBPP, in estimating the value of the Exploration Segment, as proven and probable reserves are the most reliable measure of future cash flows.

v.	This results in the delayed recognition of exploration success, creating the appearance of double counting as increases in VBPP may be used to support an existing mine-site reporting unit’s carrying value prior to the completion of the required additional exploration work to advance these same increases in VBPP to proven and probable reserves.

vi.	It is important to note that the historical exploration success is used only as an indicator of expected future additions, and the valuation of the Exploration Segment is in no way based on discounted cash flows from known VBPP or proven and probable reserves.

The Company will contact you tomorrow to follow up as to whether you have any further comments on the above responses. Otherwise, we look forward to meeting with you on Wednesday. If you have questions in the meantime, please contact Russell Ball, Vice President and Controller at (303) 837-5927 or me at (303) 837-5353.

Sincerely,

/s/ Russell Ball on behalf of
Richard T. O’Brien
Senior Vice President and Chief Financial Officer

Attachments

cc:	Carol Stacey, Chief Accountant, Division of Corporate Finance
Scott Taub, Deputy Chief Accountant, Office of the Chief Accountant
Leslie Overton, Associate Chief Accountant, Corporate Finance
Joseph Ucuzoglu, Professional Accounting Fellow
Accounting Group – Interpretations, Office of the Chief Accountant